

August 31, 2011

Via E-Mail
Melanie J. Dressel
Chief Executive Officer
Columbia Banking System, Inc.
1301 A Street
Tacoma, WA 98402

> **Re: Columbia Banking System, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 21, 2011**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2011**
> **Filed August 8, 2011**
> **File No. 000-20288**

Dear Ms. Dressel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

General

1.   Please tell us why you did not check the box on the first page of your 10-K to indicate whether you have submitted electronically and posted on your corporate website every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

General

2.   In future filings, please include the separately-captioned section addressing off-balance sheet arrangements in the Management's Discussion and Analysis section of your report. Please refer to Item 303(a)(4)(i) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Originated Loans, page 66

3.   In regard to your restructured loans, please tell us and revise your future filings to address the following:

- Provide a robust discussion of your restructured loan activities. Your discussion should include in tabular format quantification of the types of concessions made (e.g. rate reductions, payment extensions, forgiveness of principal, forbearance or other actions) and discussion of your successes or failures with the different types of concessions at 12/31/10, 3/31/11 and 6/30/11; and
- Disclose your policy regarding how many payments the borrower needs to make on restructured loans before returning loans to accrual status.

Item 11. Executive Compensation (incorporated by reference to the Definitive Proxy Statement filed March 21, 2011)

Compensation Discussion and Analysis

Key Elements

Short-Term Incentives, page 28

4.   In future filings, please expand your discussion to provide additional analysis of the effect of individual performance on incentive compensation. We note that your disclosure suggests that it is a significant factor considered by the company. You should provide additional detail and an analysis of how individual performance contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the company considered in its evaluation. See Item 402(b)(2)(vii) of Regulation S-K.

Compensation Tables

Summary Compensation Table, page 35

5.   In the preceding pages, you describe what appears to be a non-equity compensation plan
        but you have recorded awards under this plan in the bonus column of the Summary
        Compensation Table. In future filings, please add a non-equity compensation plan
        column or explain to the staff why this is not appropriate.

6.   Please amend your 10-K to reflect the correct compensation for your executive officers.
        We note that Mr. Nelson's compensation figures for 2009 and 2010 do not appear to add
        up to the total reflected in your table.

2010 Grants of Plan-Based Awards, page 36

7.   We note your disclosure in this section; however, the triggering event for the GPBA table
        is the date on which the compensation committee approved the plan-based award, not the
        date on which cash or stock was actually paid. In addition, you appear to have paid
        awards in connection with a non-equity incentive plan which would require disclosure in
        this table of the threshold, target and maximum amounts payable. If you believe that
        disclosure of the performance targets is not required because it would result in
        competitive harm such that the targets could be excluded under Instruction 4 to Item
        402(b) of Regulation S-K, please provide supplemental analysis supporting your
        conclusion. In particular, your competitive harm analysis should justify why you do not
        intend to disclose what appear to be historical financial performance objectives, and it
        should clearly explain the nexus between disclosure of the historical performance
        objectives and the competitive harm that is likely to result from disclosure.

Item 13. Certain Relationships and Related Transactions, and Director Independence
(incorporated by reference to the Definitive Proxy Statement filed March 21, 2011)

Interest of Management in Certain Transactions, page 49

8.   Please revise the title of this section to alert the reader to the fact that the disclosures
        required by Item 404 cover transactions for more than just "management" (security
        holders covered by Item 403(a) of Regulation S-K are also covered).

9.   Please represent to the staff that your transactions with related parties "were made on
        substantially the same terms, including interest rates and collateral, as those prevailing at
        the time for comparable loans with persons not related to the lender" or provide the
        additional disclosures required by Item 404 of Regulation S-K. Please make sure all
        future filings clarify this disclosure. Please refer to Instruction 4 to Item 404(a).

Item 15. Exhibits, Financial Statement Schedules

(a)(3) Exhibits, page 110

10.   We are unable to locate the interactive data required to be filed as an exhibit to your Form 10-K for the fiscal year ended December 31, 2010 and Forms 10-Q for the fiscal quarters ended June 30, 2010 and September 30, 2010. Please advise. Refer to Item 601(b)(101)(i)(B) of Regulation S-K and Rule 405(f)(2) of Regulation S-T. Please also note that the failure to comply with the interactive data requirements may impair the company's eligibility use Form S-3, among other things.

11.   Companies are required to post XBRL data on their public websites by the end of the calendar day on which a periodic report was filed with the SEC or was required to be filed (whichever is earlier), and the XBRL data must remain on the company's website for 12 months. We are unable to locate the XBRL data on your website, https://www.columbiabank.com. Please advise.

Signatures, page 111

12.   Your 10-K must be signed by, among others, your controller or principal accounting officer. Refer to General Instruction D(2)(a) of Form 10-K. We note that Mr. Schminkey is your chief financial officer, but it is unclear whether he is also your controller or principal accounting officer. If so, please confirm. Further, please ensure that future filings identify the controller or principal accounting officer as such on the signature page.

Form 10-Q for the Period Ended June 30, 2011

Item 1. Financial Statements (unaudited)

Notes to Unaudited Consolidated Condensed Financial Statements

Note 7. Allowance for Loan and Lease Losses and Unfunded Commitments and Letters of Credit, page 14

13.   We note that you eliminated the unallocated portion of the allowance for loan and lease losses for noncovered loans through a reduction of ($3.3 million) in the provision for loan losses during the 3 months ended March 31, 2011. We note further that you recorded a $854 thousand provision for loan losses for the unallocated portion of the allowance for loan and lease losses during the 3 months ended June 30, 2011. Please tell us and revise future filings to more clearly describe how you arrived at the allowance for loan losses amounts allocated to the various loan categories versus the unallocated amount. Discuss any specific trends or changes from prior periods in environment factors that gave rise to the changes.

Note 8. Covered Assets and FDIC Loss-Sharing Asset, page 19

14.   We note that you combined cash receipts, disposals and changes in cash flows in the
        accretable yield rollforward table on page 20. Please provide us, and revise in future
        filings, the rollforward of activity for the accretable yield recorded for purchased loans to
        reflect the specific amounts attributable to additions, accretion, disposals of loans, and
        reclassifications to or from nonaccretable difference during the period as required by
        ASC Subtopic 310-30-50-2.2.

15.   Please provide us with and revise future filings, to include a rollfoward of your loans
        accounted for under ASC 310-30 which reconciles your contractual receivable to your
        carrying amount. Your revised disclosure should also include disaggregated information
        pertaining to your nonaccretable yield.

16.   Please tell us and disclose how the remaining amounts of the both the contractual and
        expected cash flows are determined at each reporting period.

17.   Please tell us and disclose how the amount of movement between the nonaccretable and
        accretable differences' and the related impact on the indemnification asset is determined
        at each reporting period. You should discuss the reasons for any material changes in
        MD&A and the notes to the financial statements. In your response, please also address
        the significant increase in the accretable yield due to the transfer from the nonaccretable
        difference which occurred during fiscal 2010.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

You may contact David Irving, Staff Accountant, at (202) 551-3321, if you have any questions regarding comments on the financial statements and related matters. If you have additional questions regarding financial matters, you may contact Marc Thomas, Staff Accountant, at (202) 551-3452. Please address questions regarding all other comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, if you thereafter need further assistance, to me at (202) 551-3464.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Staff Attorney